ORKLA

[redacted]

07028744

P.O.Box 423 Skøyen, N-0213
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

SUPPL

Trade subject to notification - Stein Erik Hagen

Company closely associated with Stein Erik Hagen, Chairman of the Board of Orkla ASA, has on 4 December 2007 bought 2,257,000 shares in Orkla ASA at an average share price of NOK 96.99.

After this transaction, Stein Erik Hagen and his close associates own 239,542,000 shares in Orkla ASA, corresponding to 23.1 % of outstanding shares in Orkla.

The board of directors of Orkla ASA will upon request consider the acquisition as Stein Erik Hagen and his close associates own more than 20% of the shares in Orkla ASA according to applicable concession legislation. The acquisition also requires that Canica obtains concession from relevant concession authorities

Contacts:
Rune Helland, Orkla Investor Relations, Tel: +47 2254 4411

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification - Peter A. Ruzicka

Ventotene Invest AS, company closely associated with Peter A. Ruzicka, deputy member in the Board of Orkla ASA, have by an internal transaction on 4 December 2007 purchased 300,000 shares in Orkla from Ventotene Sagene AS, another company closely associated with Peter A. Ruzicka. The shares were purchased at a price of NOK 97.10 per share.

This internal transaction does not change Peter A. Ruzicka and his close associates' total holding in Orkla, a holding of 300,000 shares.

Oslo, 4 December 2007

Contact Orkla Investor Relations:
Rune Helland, Tel.: +47 2254 4411

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 30 November 2007, in connection with Orkla`s option programme, 90,000 options were exercised at a strike price of NOK 27.00 and 75,000 synthetic options at strike NOK 15.01.

Primary insider Roar Engeland (EVP Financial Investments and Corporate Development in Orkla ASA) has exercised options and bought shares in Orkla. 75,000 options and 75,000 synthetic options are exercised and 70,000 shares are at the same time sold in the market at an average price of NOK 100.95. After this transaction Engeland's holdings in Orkla ASA are 133,120 shares, 650,000 options and 125,000 synthetic options.

A total of 8,359,675 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1,400,000 underlying shares in the hedge-position related to the remaining 721,500 synthetic options of the cash bonus programme.

Orkla holds 12,918,790 of its own shares.

Orkla ASA
Oslo, 30 November 2007

Contact:
Rune Helland, SVP Investor Relations,
Tel.: +47 2254 4411

END